EXHIBIT 2.1 – PLAN OF DISSOLUTION

1.	Approval and Effectiveness of Plan; Plan Phases. This plan of dissolution (the “Plan of Dissolution” or the “Plan”) of Uniprop Manufactured Housing Communities Income Fund II, a Michigan limited partnership (the “Partnership” or the “Fund”), has been recommended by Genesis Associates Limited Partnership, the Partnership’s General Partner (the “General Partner”), as being advisable and in the best interests of the Partnership and its unit holders (the “Unit Holders”) and limited partners (the “Limited Partners”). This Plan of Dissolution consists primarily of two core phases (collectively, the “Phases”): a) Phase One – Sale of the Properties (“Phase One” and “Sale of the Properties”); and b) Phase Two – Dissolution and Winding-up of the Partnership (“Phase Two”). By voting to approve this Plan of Dissolution, the General Partner will be granted broad authority to pursue both Phases of the Plan of Dissolution.

2.	Phase One. In Phase One, which is comprised of the Sale of the Properties, the General Partner will pursue the sale of the Sunshine Village and West Valley manufactured housing communities (the “Properties”) – in exchange for cash, notes, redemption of equity, or such other assets as may be conveniently liquidated or distributed, which the General Partner expects to accomplish within 18 months after approval of the Plan of Dissolution. Recognizing that imposing deadlines for the disposition of the Properties may cause potential purchasers to delay their offers in hopes of achieving a lower price, in the event that the General Partner is not able to achieve a sales price and terms for one or both properties that it feels is in the best interest of the Partnership and Unit holders, then the General Partner may delay or postpone indefinitely the sale of one or both of the Properties, so long as the Consultant supports the recommendation of the General Partner to do so. Other than liquid assets on the balance sheet, the Properties constitute substantially all of the Partnership’s assets.

a.	Property Disposition Fee. In connection with the Sale of the Properties, this Plan of Dissolution authorizes Uniprop AM, LLC, an affiliate of the General Partner that manages the Properties of the Partnership (the “Property Manager”), to receive a property disposition fee of 2.5% of the gross sales price of the Properties.

b.	Management Retention Bonus. In connection with the Sale of the Properties, this Plan of Dissolution authorizes the General Partner to establish a management retention bonus, which shall be 1.5% of the gross sales price of the Properties (the “Management Retention Bonus”). This Management Retention Bonus will be set up to provide compensation and incentives solely to the management team of the Property Manager for its role in dissolving and winding-up the business of the Partnership.

The General Partner expects to distribute 90% of the net proceeds of each sale to the Unit Holders after retaining adequate reserves, as determined by the General Partner in the reasonable exercise of its discretion, within thirty days of closing on the sale of each of the Properties.

3.	Phase Two. In Phase Two, after the Sale of the Properties, the Partnership will be dissolved in accordance with applicable law, and the General Partner will then pursue the subsequent wind-up of the affairs and operations of the Partnership, in accordance with the provisions of any applicable governing documents, the laws of the State of Michigan, and Section 331 of the Internal Revenue Code of 1986, as amended. Phase Two comprises of the steps provided in the following sub-sections of this Section 3 of the Plan of Dissolution.

a.	Certificate of Cancellation; Wind Up. The General Partner shall, upon dissolution of the Partnership in compliance with Section 801 of the Michigan Revised Uniform Limited Partnership Act (“MRULPA”), file a certificate of cancellation (the “Certificate of Cancellation”) with the appropriate authorities in the State of Michigan, so as to cancel the Partnership’s certificate of limited partnership, which shall be filed in the office of the administrator, pursuant to Section 203 of MRULPA. The Certificate of Cancellation shall set forth all of the following: a) the Partnership’s name; b) the date of filing of its original certificate of limited partnership; c) the reason for filing the Certificate of Cancellation; and d) any other information the General Partner filing the Certificate of Cancellation determines to be necessary. Following dissolution and the filing of the Certificate of Cancellation, Section 804 of MRULPA grants the General Partner the right, on properly dissolving the Partnership, to wind up the Partnership’s affairs, which may include the liquidation of any other remaining assets.

b.	Liquidation of Any Other Remaining Assets in Wind Up. Other than liquid assets on the balance sheet, the Properties constitute substantially all of the Partnership’s assets, so after the completion of Phase One of this Plan, the Partnership is not likely to have any illiquid assets remaining. To the extent that it has any remaining assets beyond the Properties, the Partnership’s remaining assets may be sold during Phase Two for cash, notes, redemption of equity, or such other assets as may be conveniently liquidated or distributed to the Unit Holders and Limited Partners, upon such terms as the General Partner shall determine, subject to affirmative recommendation of the Consultant. The Partnership shall not authorize or transfer assets pursuant to any sale agreement, unless the General Partner approves the transaction. The General Partner will approve the transaction only if it determines that the consideration to be received by the Partnership in connection with such sale is fair to the Partnership from a financial point of view and the transaction is in the Partnership’s best interests.

c.	Closing of Transfer Books; Announcement of Dissolution, etc. Upon filing the Certificate of Cancellation (the “Dissolution Date”), the General Partner will establish the Dissolution Date as the record date for all liquidating distributions, close the Partnership’s transfer books and cause the Partnership to discontinue recording units and issuing unit certificates. The General Partner will cause the Partnership to issue a press release on the Dissolution Date to announce all of the foregoing actions to the investing public, and thereafter, will file a Current Report Form on 8-K to report these and other related events.

d.	Distribution of Assets upon Winding Up. Section 805 of MRULPA indicates that, upon winding up the Partnership, the General Partner shall distribute assets as follows: a) to creditors, including partners who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Partnership, other than liabilities for distributions to partners under Section 601 or Section 604 of MRULPA; b) except as provided in the governing document(s) of the Partnership, to partners and former partners in satisfaction of liabilities for distributions under Section 601 or Section 604 of MRULPA; and c) except as provided in the governing document(s) to partners, first for the return of their contributions, and second, in proportion to their respective shares of partnership distributions.

e.	Monthly Management Fee. The Property Manager shall receive $20,000 per month for 12 months, from and after the closing date of the sale of the last Property, as a monthly management fee.

f.	Form 15 Filing & De-Registration. As soon as practicable following the completion of the winding-up of the Partnership, the General Partner will file a Form 15 Certificate and Notice of Termination of Registration with the SEC under the Exchange Act to suspend the Partnership’s reporting obligations under the Exchange Act.

4.	Reserve Fund. The General Partner may authorize the creation of one or more reserve funds to address known liabilities and liquidating expenses, as well as estimated, unknown, or contingent liabilities and expenses. The establishment of a reserve fund may be accomplished by a recording in the Partnership’s accounting ledgers of any accounting or bookkeeping entry, which indicates the reservation of funds for specific payments. Also, a reserve fund may be established by placing cash or property in escrow with an escrow agent for a specified term, accompanied by payment instructions. Any undistributed amounts remaining in such an escrowed reserve fund at the end of its term shall be returned to the Partnership, or such other successor in interest to the Partnership as may then exist or, if no such entity is then in existence, shall be delivered to the appropriate governmental party or parties in the State of Michigan handling abandoned property. Lastly, reserve funds may be established by any other reasonable means.

5.	Insurance Policies. The General Partner is authorized to procure for itself, as appropriate, one or more insurance policies in reasonable amounts, to account for unknown or unpaid liabilities, as well as liquidating expenses and unknown or contingent liabilities and expenses.

6.	Interpretation; General Authority. The General Partner is hereby authorized to interpret the provisions of the Plan of Dissolution and is hereby authorized and directed to take such actions, to give such notices to creditors, Unit Holders, Limited Partners, and governmental entities, to make such filings with governmental entities and to execute such agreements, conveyances, assignments, transfers, certificates and other documents, as may, in its judgment, be necessary or desirable in order to fulfill the Phases of this Plan of Dissolution completely. The death, resignation, or other disability of any individual member of the General Partner shall not impair the authority of the surviving or remaining members of the General Partner to exercise any of the powers provided for in this Plan of Dissolution. Upon such death, resignation, or other disability, the surviving or remaining members of the General Partner shall have the authority to fill the vacancy or vacancies so created, but the failure to fill such vacancy or vacancies shall not impair the authority of the surviving or remaining members of the General Partner to exercise any of the powers provided for in this Plan of Dissolution.

7.	Indemnification. The General Partner shall oversee the maintenance of sufficient assets of the Partnership and/or obtain or maintain such insurance as shall be necessary or advisable to provide for the continued indemnification of the General Partner and its individual members, as well as any such other parties whom the Partnership has agreed to indemnify, to the full extent permitted in the governing document(s) of the Partnership, any existing indemnification agreement(s), and applicable law. Such insurance may include coverage for the periods after the dissolution of the Partnership pursuant to Phase Two of this Plan.

8.	Governing Law. The validity, interpretation and performance of this Plan shall be controlled by and construed under the laws of the State of Michigan.

9.	Abandonment of Plan of Dissolution; Amendment. Prior to approval by the Unit Holders and Limited Partners of this Plan of Dissolution, the General Partner may withdraw and abandon this Plan of Dissolution for any reason in its sole discretion. Following approval by the Unit Holders and Limited Partners of this Plan of Dissolution, the Plan may not be abandoned by the Partnership, except in accordance with applicable law. Notwithstanding approval by the Unit Holders and Limited Partners of this Plan of Dissolution, the General Partner shall have the right to modify or amend this Plan of Dissolution without further action by or approval of the Unit Holders and Limited Partners of the Partnership, to the extent permitted under then-current applicable law.